Exhibit 99.33

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2026, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form F-10 (Registration No. 333-290050) of Silvercorp Metals Inc. filed with the SEC (the “Registration Statement”).

I hereby consent to the use of my name and references to, excerpts from, and incorporation by reference and/or summaries of the following report:

Technical Report titled “Independent Technical Report for the Condor Gold Project, Zamora Chinchipe Province, Ecuador”, with an effective date of November 30, 2025,

and all other references to me, in the 40-F, the AIF, the MD&A and the Registration Statement.

/s/ Dr. John (Jianhui) Huang
Dr. John (Jianhui) Huang, Ph.D., P.Eng.
And on behalf of Tetra Tech Canada Inc.
June 29, 2026